Heineken NV

SUPPL

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

07028632

date
5 December 2007

subject
Exemptionfile 82-4953

our reference

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Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

dw 12/17

Heineken acquires Rodic Brewery in Serbia

Amsterdam, 5 December 2007 – Heineken N.V. announced today that it is to acquire the Rodic Brewery, in Novi Sad, Serbia.

The acquisition is subject to the necessary regulatory approvals. The acquisition price is not disclosed. The transaction will be funded from existing cash resources and will be earnings enhancing in 2010 and value enhancing in 2011.

The company was established in 2003 and employs 282 staff. The Rodic Brewery facility is a state-of-the-art, 1.5 million hectolitre brewery, located in Novi Sad, northern Serbia. The company's portfolio consists of the beer brands MB Premium, MB Pils and Master. It is estimated that total 2007 sales volume will be 500,000 hectolitres.

Nico Nusmeier, Regional President Central and Eastern Europe, Heineken N.V., commented: "This transaction further expands our leadership position across the fast growing Central and Eastern European region. The domestic and emerging export business of Rodic will make us the number 3 player in the Serbian market and with the modern facilities and brand portfolio we are well positioned to build a strong platform for the Heineken brand as well as an increasingly profitable business."

In 2007, it is estimated that the Serbian beer market will grow between 3-5%. The market's estimated total annual consumption in 2006 was 5.6 million hectolitres. Per capita consumption was 52 litres in 2006.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit before exceptional items and amortisation of brands amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

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